1. Name of the Registrant: Amazon.com, Inc.

2. Name of person relying on exemption: Tulipshare Capital LLC

3. Address of person relying on exemption:

TulipShare Capital LLC

64 Nile Street, International House

London N1 7SR United Kingdom

4. Written materials: Attached are written materials pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The soliciting person does not beneficially own more than $5 million of the class of subject securities; and the notice is therefore being provided on a voluntary basis.

We urge shareholders to vote FOR Proposal No. 10, requesting a report on warehouse working conditions, at this year’s annual meeting.

Tulipshare, a long-term shareholder of Amazon.com, Inc., submits this statement in support of Proposal No. 10, a precatory proposal calling on the Board of Directors to commission an independent audit and publicly disclose a report on the working conditions and treatment of warehouse employees.

As investors committed to Amazon’s long-term financial performance and operational resilience, we believe that the health and safety of its workforce are foundational to sustainable value creation.

However, persistent reports suggest that Amazon warehouse employees suffer injuries more frequently and more severely than workers in comparable facilities.1 Investigative journalism and regulatory findings point to an ongoing “injury crisis,” with employees reportedly forced to prioritize speed over safety to meet rigorous productivity quotas.2

This issue poses not only reputational risks but also financial liabilities for Amazon. Despite public commitments to improve conditions, including Jeff Bezos’s pledge to make Amazon “Earth’s Safest Place to Work” and a goal to halve the Company’s recordable incident rate by 2025, progress has been minimal.3 Data shows Amazon’s total recorded injury rate for the U.S. stood at 6.0 injuries per 100 workers in 2024, reflecting a 10% reduction since 2020, far from the Company's target of a 50% reduction by 2025.4

_____________________________

1 https://www.nelp.org/app/uploads/2024/05/Amazons-Outsized-Role-5-1-24.pdf

2 https://www.localnewslive.com/2024/05/15/amazon-employees-say-unrealistic-quotas-threaten-their-safety-workplace/

3 https://www.aboutamazon.com/news/compa-ny-news/2020-letter-to-shareholders

4 https://thesoc.org/wp-content/uploads/sites/342/SOC_Same-Day-Injury-Report-May-2024.pdf

Moreover, multiple investigations raise serious concerns about the Company’s risk oversight. A 2023 U.S. Senate inquiry alleged Amazon ignored internal safety recommendations to preserve high productivity demands.5 The Occupational Safety and Health Administration (OSHA), along with state regulators, has cited Amazon for repeated and egregious violations of workplace safety laws.6 Additionally, the U.S. Attorney’s Office for the Southern District of New York is reportedly investigating potential misrepresentation of workplace injury data.7

Proposal No. 10 aims to improve Amazon’s transparency and accountability in managing human capital risk. An independent audit and public disclosure would help the company build a safer, more resilient workforce, ultimately enhancing long-term operational performance and financial stability.

This proposal addresses material financial, operational, and governance risks. High injury rates and problematic labor practices expose Amazon to regulatory scrutiny, legal challenges, reputational damage, and workforce attrition.

For these reasons, we strongly urge shareholders to vote FOR Proposal No. 10.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

_____________________________

5 https://www.help.senate.gov/imo/media/doc/amazon_investigation.pdf

6 See, e.g. U.S. Dep’t Labor, “US Department of Labor finds Amazon failed to provide injured employees proper medical treatment at Castleton, New York, fulfillment facility,” Apr. 28, 2023, https://www.osha.gov/news/newsreleases/national/04282023; U.S. Dep’t Labor, “US Department of Labor Finds Amazon exposed workers to unsafe conditions, ergonomic hazards at three more warehouses in Colorado, Idaho, New York,” Feb. 1, 2023, https://www.osha.gov/news/newsreleases/national/02012023; Wash. Dep’t Labor & Indus., “Amazon cited for unsafe work practices at Kent fulfillment center,” Mar. 21, 2022, https://lni.wa.gov/news-events/article/22-08

7 See, e.g. U.S. Dep’t Labor, “US Department of Labor finds Amazon failed to provide injured employees proper medical treatment at Castleton, New York, fulfillment facility,” Apr. 28, 2023, https://www.osha.gov/news/newsreleases/national/04282023; U.S. Dep’t Labor, “US Department of Labor Finds Amazon exposed workers to unsafe conditions, ergonomic hazards at three more warehouses in Colorado, Idaho, New York,” Feb. 1, 2023, https://www.osha.gov/news/newsreleases/national/02012023; Wash. Dep’t Labor & Indus., “Amazon cited for unsafe work practices at Kent fulfillment center,” Mar. 21, 2022, https://lni.wa.gov/news-events/article/22-08.